Exhibit 99.1
CRIC Reports Third Quarter 2009 Results
SHANGHAI, China, November 17, 2009 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), the leading provider of real estate information, consulting, advertising and online services in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2009.
Financial and Operating Highlights
•	Total revenues were $23.1 million for the third quarter of 2009, an increase of 35% from $17.1 million for the same quarter in 2008. Total revenues were $54.3 million for the first nine months of 2009, an increase of 49% from $36.4 million for the same period in 2008.

•	Net income attributable to CRIC shareholders was $12.2 million, or $0.16 per diluted ADS, for the third quarter of 2009, an increase of 27% from $9.6 million, or $0.13 per diluted ADS, for the same quarter in 2008. Net income attributable to CRIC shareholders was $23.2 million, or $0.32 per diluted ADS, for the first nine months of 2009, an increase of 38% from $16.8 million, or $0.24 per diluted ADS, for the same period in 2008.

•	Net income attributable to CRIC shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) was $13.3 million, or $0.18 per diluted ADS (non-GAAP), for the third quarter of 2009, an increase of 33% from $9.9 million, or $0.14 per diluted ADS (non-GAAP), for the same quarter in 2008. Net income attributable to CRIC shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) was $26.4 million, or $0.36 per diluted ADS (non-GAAP), for the first nine months of 2009, an increase of 49% from $17.7 million, or $0.25 per diluted ADS (non-GAAP), for the same period in 2008. (See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.)

•	On a pro forma condensed basis, giving effect to CRIC’s acquisition of China Online Housing Technology Corporation (“COHT”), which operated SINA Corporation’s (NASDAQ: SINA) online real estate business, as if it had been completed on January 1, 2009, total revenues and net income attributable to CRIC shareholders would have been $32.8 million and $12.6 million, respectively, for the third quarter of 2009, and $79.1 million and $22.4 million, respectively, for the first nine months of 2009 (pro forma results). Net income attributable to CRIC shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (adjusted pro forma results) would have been $17.0 million, or $0.14 per diluted ADS (adjusted pro forma results) in the third quarter of 2009, and $35.5 million, or $0.30 per diluted ADS (adjusted pro forma results) for the first nine months of 2009. (The pro forma results and adjusted pro forma results presented in this press release are non-GAAP financial measures. See “About Non-GAAP Financial Measures” and “Unaudited Pro Forma Condensed Financial Information” below for more information about the pro forma results and adjusted pro forma results included in this press release.)
“We are very pleased with our third quarter results,” said Mr. Xin Zhou, CRIC’s co-chairman and chief executive officer. “We were able to continue the strong growth achieved during the first half of 2009 by further expanding our database subscriptions and our value-added consulting services. CRIC’s successful IPO and the merger with SINA’s online real estate business has greatly enhanced CRIC’s brand name and solidified our industry leadership position. We are confident that we can build on this strong momentum and continue to deliver future growth in our integrated services.”

Mr. Zhou continued, “Following its IPO and merger with SINA’s online real estate business, CRIC will focus on achieving the synergies created through the combination of these two leading businesses while maintaining organic growth of our existing businesses. We aim to realize synergies in brand name, regional market expansion, client relationships and operating efficiency. At the same time, we have developed comprehensive strategies in creating new products and new business opportunities, which we believe will contribute to the company’s future growth. We believe China’s real estate information, consulting and online businesses hold tremendous opportunities and we will continue to work hard to achieve our strategic goals and create additional value for our shareholders.”
Ms. Bin Laurence, CRIC’s chief financial officer, added, “Compared to an exceptionally strong third quarter in 2008, we still achieved significant year-over-year growth in both revenues and net income in the third quarter of 2009. In addition, we have been able to maintain our high profit margins while growing our business rapidly. Our operating income and net income margins were both over 50% in the third quarter of 2009.”
Financial Results for the Third Quarter and the First Nine Months of 2009
Revenues
Third quarter total revenues were $23.1 million, an increase of 35% from $17.1 million for the same quarter of 2008. For the first nine months of 2009, total revenues were $54.3 million, an increase of 49% from $36.4 million for the same period in 2008.
Third quarter revenues from real estate information and consulting services were $19.8 million, an increase of 19% from $16.7 million for the same quarter of 2008. The increase was primarily due to an increase in data integration and subscription as the Company further expanded coverage and marketing of the CRIC database in 2009.
Real estate consulting revenue in the third quarter of 2009 included approximately $5.0 million in consulting fee in relation to land transfer, compared to $5.1 million of a similar type of consulting fee in the same quarter of 2008. The amount in the third quarter of 2009 represented a portion of CRIC’s total consulting fee arising from a land transfer consulting assignment. CRIC was able to recognize this portion of the consulting fee in the third quarter of 2009 after agreeing with the client to modify the original consulting agreement in relation to the land transfer. The original consulting agreement would have allowed recognition of CRIC’s consulting revenue only upon the client signing the land transfer agreement, which had been the typical practice historically. Since CRIC had substantially completed its required services during the third quarter, the client agreed to confirm and pay the partial consulting fee before the signing of the land transfer agreement. CRIC will recognize the remainder of the service fee in the fourth quarter of 2009 upon the client’s signing of the land transfer agreement.
For the first nine months of 2009, revenues from real estate information and consulting services were $46.1 million, an increase of 28% from $36.0 million for the same period in 2008.
Revenues from real estate advertising services were $3.4 million for the third quarter of 2009, a substantial increase from $0.5 million for the same quarter of 2008. For the first nine months of 2009, revenues from real estate advertising services were $8.2 million, a substantial increase from $0.5 million for the same period in 2008. The increases were attributable to an expansion of geographical coverage in advertising design service and the launch of advertising sales service from 2009 by making wholesale purchases of advertising space in print and other media in Shanghai and reselling them to developer clients.

Cost of Revenues
Third quarter cost of revenues were $1.9 million, an increase of 274% from $0.5 million for the same quarter of 2008. The increase was mainly due to additional costs for advertising design service and purchasing advertising spaces for resale as a result of the growth in real estate advertising services. For the first nine months of 2009, cost of revenues was $5.2 million, an increase of 128% from $2.3 million for the same period in 2008.
Selling, General and Administrative Expenses
Third quarter selling, general and administrative expenses were $8.9 million, an increase of 76% from $5.1 million for the same quarter of 2008. The increase was primarily due to an increase in staff salaries, bonuses, rental, depreciation, travel and other office expenses as a result of a higher number of managerial employees and the business expansion. The increase was also due to higher share-based compensation expenses of $1.0 million compared to $0.3 million for the same period in 2008 as a result of share options granted in 2009. For the first nine months of 2009, selling, general and administrative expenses were $24.5 million, an increase of 95% from $12.6 million for the same period in 2008.
Income from Operations
Third quarter income from operations was $12.4 million, an increase of 7% from $11.6 million for the same quarter of 2008. Income from operations excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) for the third quarter of 2009 was $13.5 million, an increase of 12% from $12.0 million for the same quarter of 2008. For the first nine months of 2009, income from operations was $24.6 million, an increase of 14% from $21.6 million for the same period in 2008. Income from operations excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) for the first nine months of 2009 was $27.8 million, an increase of 24% from $22.4 million for the same period in 2008.
Net Income Attributable to CRIC Shareholders
Third quarter net income attributable to CRIC shareholders was $12.2 million, an increase of 27% from $9.6 million for the same quarter of 2008. Third quarter net income attributable to CRIC shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) was $13.3 million, an increase of 33% from $9.9 million for the same quarter of 2008. The increase in net income attributable to CRIC shareholders was due to an increase in income from operations and an increase in other income, primarily representing cash subsidies received by the Company’s subsidiaries from local government as incentives for investing in certain local districts. For the first nine months of 2009, net income attributable to CRIC shareholders was $23.2 million, an increase of 38% from $16.8 million for the same period in 2008. For the first nine months of 2009, net income attributable to CRIC shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions (non-GAAP) was $26.4 million, an increase of 49% from $17.7 million for the same period in 2008.
Cash Flow
As of September 30, 2009, the Company had a cash balance of $45.1 million. Third quarter 2009 net cash inflow from operating activities was $8.6 million.
Recent Development
On October 16, 2009, CRIC listed its American depositary shares (“ADSs”), each representing one ordinary share, on the NASDAQ Global Select Market in an initial public offering (the “IPO”).

Upon the completion of the IPO, CRIC also completed the merger with SINA Corporation’s (NASDAQ: SINA) online real estate business (the “SINA Transaction”). CRIC issued a total of 20,700,000 American depositary shares (“ADSs”) at $12.00 per ADS in connection with the IPO. Total proceeds to CRIC from the IPO were approximately $231 million after deducting underwriting discounts and commissions. Following the IPO and the SINA Transaction, E-House remained the majority shareholder of CRIC holding 50.04% of CRIC’s total outstanding shares, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2009 will be in the range of $37 million to $39 million. Since the Company completed its acquisition of COHT in October 2009, the fourth quarter revenue estimate includes revenues from COHT. Fourth quarter revenues other than revenues expected to be generated by COHT are estimated to be in the range of $24 million to $25 million, an increase of 76% to 83% from the same quarter in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on November 17, 2009 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US/International:	+1-718-354-1359
Hong Kong:	+852-3002-1615
Mainland China:	86-10-5417-8781
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC”
A live and archived webcast along with the transcript of the conference call will be available at http://ir.cric.com/.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting, advertising and online services with a presence in over 50 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services, advertising services, and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,”

“expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: net income attributable to shareholders excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions, net income per diluted ADS excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisition, income from operations excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions, net income per ADS excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions, pro forma results which give effect to the 66% acquisition of COHT’s equity interest by the Company as if such transaction occurred on September 30, 2009 for the balance sheet items as at September 30, 2009 and as if occurred on January 1, 2009 for the statements of operations items for the three months and nine months ended September 30, 2009, adjusted pro forma results which exclude share-based compensation expenses and amortization expenses of intangible assets in relation to business acquisitions from pro forma results. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” and the section titled “Unaudited Pro Forma Condensed Financial Information” set forth at the end of this press release.
CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that the above two types of the expenses charge have been and will continue to be for the foreseeable future significant recurring expenses in CRIC’s business. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	25,791	45,118
Unbilled accounts receivable, net	10,767	10,166
Accounts receivable, net	13,169	2,939
Advance payment for advertising placement	1,804	2,590
Advance payment for properties	—	7,582
Prepaid expenses and other current assets	5,810	5,171
Amounts due from related parties	—	6,633

Total current assets	57,341	80,199
Property and equipment, net	2,521	5,971
Intangible assets, net	1,529	4,507
Goodwill	4,269	5,017
Investment in affiliates	5,062	5,625
Advance payment for advertising placement	4,927	3,302
Advance payment for properties	7,792	—
Other non-current assets	309	4,369

TOTAL ASSETS	83,750	108,990

LIABILITES AND EQUITY
Current liabilities
Accounts payable	510	1,297
Accrued payroll and welfare expenses	992	1,376
Income tax payable	3,878	5,231
Other tax payable	776	1,241
Amounts due to related parties	5,473	1,050
Other current liabilities	3,297	4,542

Total current liabilities	14,926	14,737
Deferred revenue—non-current	1,975	1,861
Other non-current liabilities	338	497

Total liabilities	17,239	17,095

Commitments and contingencies
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized,71,522,222 and 74,555,555 shares issued and outstanding, as of December 31, 2008 and September 30, 2009, respectively	14	15
Additional paid-in capital	40,992	45,441
Retained earnings	20,956	41,963
Accumulated other comprehensive income	3,708	3,710
Subscription receivable	(14)	—

Total CRIC shareholders’ equity	65,656	91,129
Non-controlling interest	855	766

Total equity	66,511	91,895

TOTAL LIABILITIES AND EQUITY	83,750	108,990

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2009	2008	2009
Revenues
Real estate consulting and information services	16,685	19,777	35,963	46,117
Advertising services	461	3,356	461	8,216

	17,146	23,133	36,424	54,333
Cost of revenues	(495)	(1,853)	(2,291)	(5,234)
Selling, general and administrative expenses	(5,057)	(8,916)	(12,561)	(24,527)

Income from operations	11,594	12,364	21,572	24,572
Other income:
Interest income	221	36	377	132
Other income, net	(145)	2,196	(1,341)	2,174

Income before taxes, equity in affiliates and non-controlling interest	11,670	14,596	20,608	26,878
Income tax expense	(2,090)	(2,653)	(3,652)	(4,675)

Income before equity in affiliates and non-controlling interest	9,580	11,943	16,956	22,203
Income (loss) from investment in affiliates	89	177	(62)	562

Net income	9,669	12,120	16,894	22,765
Net income/ (loss) attributable to non-controlling interest	(73)	80	(72)	435

Net income attributable to CRIC shareholders	9,596	12,200	16,822	23,200

Earnings per share:
Basic	0.13	0.17	0.24	0.32
Diluted	0.13	0.16	0.24	0.32
Shares used in computation:
Basic	71,522,222	71,621,135	71,522,222	71,555,193
Diluted	71,522,222	74,180,929	71,522,222	72,409,368
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8290 on September 30, 2009 and USD1 = RMB6.8311 for the three months ended September 30, 2009.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	11,594	12,364	21,572	24,572

Share-based compensation expenses	291	997	777	2,979
Amortization expenses of intangible assets resulting from business acquisitions	81	99	81	248

Non-GAAP income from operations	11,966	13,460	22,430	27,799

GAAP net income attributable to CRIC shareholders	9,596	12,200	16,822	23,200

Share-based compensation expenses	291	997	777	2,979
Amortization expenses of intangible assets resulting from business acquisitions	61	74	61	186

Non-GAAP net income attributable to CRIC shareholders	9,948	13,271	17,660	26,365

GAAP income per ADS — basic	0.13	0.17	0.24	0.32

GAAP income per ADS — diluted	0.13	0.16	0.24	0.32

Non-GAAP income per ADS — basic	0.14	0.19	0.25	0.37

Non-GAAP income per ADS — diluted	0.14	0.18	0.25	0.36

Shares used in calculating basic GAAP /Non-GAAP income attributable to shareholders per ADS	71,522,222	71,621,135	71,522,222	71,555,193

Shares used in calculating diluted GAAP / Non-GAAP income attributable to shareholders per ADS	71,522,222	74,180,929	71,522,222	72,409,368

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
On February 24, 2008, the Company entered into a joint venture agreement with SINA Corporation (“SINA”) to form China Online Housing Technology Corporation (“COHT”). The Company contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed, among others, $2.5 million in cash and the right to its real estate and home furnishing channels for a period of 10 years. The Company and SINA held a 34% and 66% interest in COHT, respectively, upon formation of COHT. The Company recorded an initial investment cost of $4,908,694, including a $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction costs.
On July 23, 2009, the Company entered into a share purchase agreement with SINA, pursuant to which, the Company agreed to acquire SINA’s 66% equity interest in COHT, in exchange for issuing the Company’s ordinary shares (the “Subscription Shares”) to SINA upon the closing of the Company’s IPO, which would give SINA a 39% equity interest in the Company (excluding (i) any of the Company’ shares to be issued in the IPO and (ii) any of the Company’s shares to be issued upon exercise, conversion or exchange of options or other securities). The consummation of the IPO was a condition to the closing of the transaction with SINA.
The accompanying unaudited pro forma condensed combined balance sheet gives effect to the 66% acquisition of COHT’s equity interest by the Company as if such transaction occurred on September 30, 2009.
The accompanying unaudited pro forma condensed combined statement of operations present the results of operations of the Company combined with the statement of operations of COHT for the nine-month period ended September 30, 2009. The unaudited pro forma condensed combined statement of operations gives effect to this acquisition as if it had occurred on January 1, 2009. The pro forma condensed combined financial information is based on, and should be read in conjunction with, the financial information included in this press release. The pro forma adjustments are preliminary and based on management’s estimates.
The unaudited pro forma condensed combined balance sheet and statement of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that the Company and COHT will not incur additional charges related to the acquisition or that management will be successful in its effort to integrate the operations of the two companies.

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2009
(In thousands of U.S. dollars, except share data and per share data)

			Pro forma			Pro forma
	CRIC	COHT	adjustments	Notes		results
ASSETS
Current assets:
Cash and cash equivalents	45,118	11,647				56,765
Unbilled accounts receivable, net	10,166	—				10,166
Accounts receivable, net	2,939	13,177				16,116
Advance payment for advertising placement	2,590	—				2,590
Advance payment for properties	7,582	—				7,582
Prepaid expense and other current assets	5,171	465				5,636
Amount due from related parties	6,633	—				6,633

Total current assets	80,199	25,289				105,488
Non-current assets:
Property and equipment, net	5,971	1,413				7,384
Intangible assets, net	4,507	3,010	172,180	[B]		179,697
Goodwill	5,017	—	278,047	[B]		283,064
Investment in affiliates	5,625	—	(5,625)	[A]		—
Advance payment for advertising placement	3,302	—				3,302
Other non-current assets	4,369	—				4,369

Total assets	108,990	29,712				583,304

LIABILITES AND EQUITY
Current liabilities:
Accounts payable	1,297	114				1,411
Accrued payroll and welfare expenses	1,376	247				1,623
Income tax payable	5,231	130				5,361
Other taxes payable	1,241	—				1,241
Deferred taxes liabilities	—	112				112
Amounts due to related parties	1,050	12,447				13,497
Other current liabilities	4,542	4,382	(242)	[H]		8,682

Total current liabilities:	14,737	17,432				31,927
Deferred revenue — non current	1,861	—	(1,861)	[H]		—
Other non-current liabilities	497	—	43,798	[B]		44,295

Total liabilities	17,095	17,432				76,222

Commitments and contingencies
Equity
Ordinary shares	15	10	—	[C], [D]	*	25
Additional paid-in capital	45,441	8,692	391,793	[C], [D]	**	445,926
Retained earnings	41,963	3,564	11,128	[A],[D],[H]	***	56,655
Accumulated other comprehensive income	3,710	14	(14)	[D]		3,710

Total CRIC shareholders’ equity	91,129	12,280				506,316
Non-controlling interests	766	—				766

Total equity	91,895	12,280				507,082

TOTAL LIABILITIES AND EQUITY	108,990	29,712				583,304

*	$10[C] — $10[D] = $0

**	$400,485[C] - $8,692[D] = $391,793

***	$11,616[A] + $265[A] - $2,854[D] + $2,101[H] = $11,128

CHINA REAL ESTATE INFORMATION CORPORATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(In thousands of U.S. dollars, except share data and per share data)
Three Months Ended September 30, 2009

								Amortization
								expenses of
								intangible assets
							Share-based	resulting from
			Pro forma			Pro forma	compensation	business	Adjusted pro
	CRIC	COHT	adjustments	Notes		results	expenses	acquisitions	forma results
Revenues	23,133	10,526	(903)	[K]		32,756			32,756
Cost of revenues	(1,853)	(7,038)	2,685	[G],[J],[K]	*	(6,206)		2,521	(3,685)
Selling, general and administrative expenses	(8,916)	(2,800)	(1,846)	[F]		(13,562)	1,046	1,945	(10,571)

Income from operations	12,364	688				12,988			18,500
Other income (expense)
Interest income	36	44				80			80
Other income (expense), net	2,196	(35)				2,161			2,161

Income before taxes and equity in affiliates and non-controlling interest	14,596	697				15,229			20,741
Income tax expense	(2,653)	(82)	16	[J],[L]	**	(2,719)		(1,117)	(3,836)

Income before equity in affiliates and non-controlling interest	11,943	615				12,510			16,905
Income from equity in affiliates	177	—	(177)	[E]		—			—

Income before non-controlling interest	12,120	615				12,510			16,905
Net loss attributable to non-controlling interest	80	—				80			80

Net income attributable to CRIC shareholders	12,200	615				12,590			16,985

Earnings per share:
Basic	0.17					0.11			0.14
Diluted	0.16					0.10			0.14
Shares used in computation:
Basic	71,621,135		47,666,667	[I]		119,287,802			119,287,802
Diluted	74,180,929		47,666,667	[I]		121,847,596			121,847,596

*	$89[G] - $2,521[G] + $4,214[J] + $903[K] = $2,685

**	$1,069[L] - $1,053[J] = $16

CHINA REAL ESTATE INFORMATION CORPORATION
Unaudited Pro Forma Condensed Consolidated Statement of Operations
(In thousands of U.S. dollars, except share data and per share data)
Nine Months Ended September 30, 2009

								Amortization
								expenses of
								intangible assets
							Share-based	resulting from
			Pro forma			Pro forma	compensation	business	Adjusted pro
	CRIC	COHT	adjustments	Notes		results	expenses	acquisitions	forma results
Revenues	54,333	27,167	(2,362)	[K]		79,138			79,138
Cost of revenues	(5,234)	(17,079)	5,123	[G],[J],[K]		(17,190)		7,562	(9,628)
Selling, general and administrative expenses	(24,527)	(8,223)	(5,537)	[F]		(38,287)	3,099	5,785	(29,403)

Income from operations	24,572	1,865				23,661			40,107
Other income (expense)
Interest income	132	44				176			176
Other income (expense), net	2,174	(42)				2,132			2,132

Income before taxes and equity in affiliates and non-controlling interest	26,878	1,867				25,969			42,415
Income tax expense	(4,675)	(44)	694	[J],[L]	**	(4,025)		(3,337)	(7,362)

Income before equity in affiliates and non-controlling interest	22,203	1,823				21,944			35,053
Income from equity in affiliates	562	—	(562)	[E]		—			—

Income before non-controlling interest	22,765	1,823				21,944			35,053
Net loss attributable to non-controlling interest	435	—				435			435

Net income attributable to CRIC shareholders	23,200	1,823				22,379			35,488

Earnings per share:
Basic	0.32					0.19			0.30
Diluted	0.32					0.19			0.30
Shares used in computation:
Basic	71,555,193		47,666,667	[I]		119,221,860			119,221,860
Diluted	72,409,368		47,666,667	[I]		120,076,035			120,076,035

*	$265[G] - $7,562[G] + $10,058[J] + $2,362[K] = $5,123

**	$3,208[L] - $2,514[J] = $694

1. Pro Forma Adjustments
The Company’s unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments on the unaudited financial statements:
Note [A]: To record (1) the removal of the Company’s 34% equity method investment in COHT of $5,624,779, recorded as a component of investment in affiliates, and (2) an increase in retained earnings of $264,625 representing the portion of COHT’s replaced stock options attributable to pre-combination services. In addition, in accordance with SFAS 141R, the Company will re-measure its 34% interest in COHT at fair value and record the excess of fair value over the carrying value of such interest as a gain. For purposes of the unaudited pro forma condensed combined financial information, the Company has computed the fair value of its 34% interest to be $17,241,000 as of September 30, 2009, resulting in a gain of $11,616,221, which has been reflected as an increase in retained earnings in the pro forma condensed combined balance sheet as of September 30, 2009. The gain has not been reflected in the pro forma condensed combined statement of operations for the nine-month period ended September 30, 2009.
Note [B]: To record (1) the removal of intangible assets related to the CRIC 10-year data licenses of $3,009,704 recorded by COHT upon formation, and (2) the estimated fair value of intangible assets, goodwill and associated deferred tax liabilities of $175,190,000, $278,047,125 and $43,797,500, respectively, upon the acquisition of COHT.
Note [C]: To record the $400,495,000 value of the 47,666,667 ordinary shares, based on the number of ordinary shares outstanding as of September 30, 2009, the Company issued for the acquisition of COHT. For the new issuance, the par value of ordinary shares increased by $9,533 based on a par value of $0.0002 per share. The difference between the value of the shares over the par value of $400,485,467 has been recorded as additional paid in capital.
Note [D]: To eliminate the historical retained earnings, common stock, additional paid-in capital and accumulated other comprehensive income of COHT of $2,854,167, $10,000, $8,692,481 and $14,056, respectively.
Note [E]: To record the removal of the impact on the statement of the operations of the Company’s 34% equity method investment in COHT for the three-month period and nine-month period ended September 30, 2009 of and $177,081 and $562,386, respectively.
Note [F]: To record the amortization of identifiable intangible assets excluding the reacquired CRIC database license agreement and real estate advertising agency agreement with SINA, which are included in cost of sales, related to the acquisition of COHT for the three-month period and nine-month period ended September 30, 2009 of $1,845,603 and $5,536,809, respectively. The valuation of actual tangible and intangible assets to be acquired is subject to change based on a number of factors, including, among others, the changes to COHT’s business and the ultimate value of the Company’s shares issued in the transaction. As such, the amounts included herein and the estimated useful lives are subject to change.
Note [G]: To record (1) the removal of amortization expense recorded by COHT associated with the CRIC 10-year data base license contributed upon formation by the Company for the three-month period and nine-month period ended September 30, 2009 of $88,500 and $265,500, respectively, and (2) the amortization of the reacquired CRIC database license agreement and the real estate advertising agency agreement with SINA for the three-month period and nine-month period ended September 30, 2009 of $2,520,784 and $7,562,352, respectively. The valuation of actual tangible and intangible assets to be acquired is subject to change based on a number of factors, including, among others, the changes to COHT’s business and the ultimate value of the Company’s shares issued in the transaction. As such, the amounts included herein and the estimated useful lives are subject to change.

Note [H]: Prior to the acquisition, the Company had a preexisting relationship with COHT in the form of an ongoing obligation to continually maintain and update the content contained within the CRIC database contributed to COHT upon formation for a period of 10 years. The Company had recorded deferred revenue associated with this arrangement of $2,100,832 as of September 30, 2009. The pro forma adjustment records the removal of this amount (current — $240,095; noncurrent — $1,860,737). In addition, the Company recorded a gain on settlement of this preexisting relationship equal to the unrecognized deferred revenue. There were no off-market components associated with the pre-existing relationship as of September 30, 2009. The gain has been reflected as an increase in retained earnings in the pro forma condensed combined balance sheet as of September 30, 2009. The gain has not been reflected in the pro forma condensed combined statements of operations for the nine-month period ended September 30, 2009.
Note [I]: To reflect the assumed issuance of 47,666,667 ordinary shares based on the total number of ordinary shares outstanding as of September 30, 2009, to effect the closing of the transactions.
Note [J]: To record a reduction of the cost of revenue of $4,213,722 and $10,057,722 for the three-month period and nine-month period ended September 2009, respectively, to reflect the change in terms of the advertising agency arrangement between COHT and SINA and the associated increase in income tax expense of $1,053,431 and $2,514,431 for the three-month period and nine-month period ended September 2009, respectively. COHT’s cost of revenue includes fees paid to SINA for advertising sales on SINA’s non-real estate channels under the current advertising agency agreement with SINA. Under the current advertising agency agreement, these fees equal to 85% such sales revenues and are subject to a minimum guarantee. In connection with the company’s acquisition of SINA’s interest in COHT, COHT and SINA have entered into a new advertising agency agreement, which will become effective upon the closing of IPO. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, as opposed to the historical 85%. The term of the new advertising agency agreement is 10 years. See Note [G] in regard to the amortization of the advertising agency agreement with SINA, which represents an intangible asset recorded in purchase accounting.
Note [K]: To reclassify business taxes for the three-month period and nine-month period ended September 2009, of $903,279 and $2,362,279, respectively, recorded by COHT from cost of sales to revenue. Such reclassification has been made to conform to the Company’s presentation of such taxes.
Note [L]: To record the income tax benefits related to the pro forma amortization of the acquired intangible assets for the three-month period and nine-month period ended September 30, 2009 of $1,069,472 and $3,208,415.

2. Pro Forma Shares
The pro forma basic and diluted earnings per share are based on the weighted average number of shares of the Company’s ordinary shares outstanding for the three-month period and nine-month period ended September 30, 2009 plus the ordinary shares issued for the COHT acquisition as shown in the following table:
Shares used in calculating earnings per share for the three-month period ended September 30, 2009 on a pro forma basis:

Shares used in calculating basic earnings per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic earnings per share for CRIC	71,621,135
Issuance of ordinary shares for the acquisition of COHT	47,666,667

119,287,802

Shares used in calculating diluted earnings per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted earnings per share for CRIC	74,180,929
Issuance of ordinary shares for the acquisition of COHT	47,666,667

121,847,596

Shares used in calculating earnings per share for the nine-month period ended September 30, 2009 on a pro forma basis:

Shares used in calculating basic earnings per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic earnings per share for CRIC	71,555,193
Issuance of ordinary shares for the acquisition of COHT	47,666,667

119,221,860

Shares used in calculating diluted earnings per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted earnings per share for CRIC	72,409,368
Issuance of ordinary shares for the acquisition of COHT	47,666,667

120,076,035